SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                                FORM 8-A

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                           HANNAFORD BROS. CO.
         (Exact name of registrant as specified in its charter)


                     Maine                   01-0085930
            (State of incorporation       (I.R.S. Employer
                or organization)          Identification No.)

          145 Pleasant Hill Road, Scarborough, Maine     04074
           (Address of principal executive offices)    (Zip code)


 Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class               Name of each exchange on which
    to be so registered               each class is to be registered
    --------------------              ------------------------------
    Rights to Purchase                New York Stock Exchange
    Series A Junior Participating
    Preferred Stock

 If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [X]

 If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [ ]

 Securities Act registration statement
 file number to which this form relates:  Not Applicable

 Securities to be registered pursuant to Section 12(g) of the Act: None

           INFORMATION REQUIRED IN REGISTRATION STATEMENT

 Item 1.  Description of Registrant's Securities to be Registered.

                            HANNAFORD BROS. CO.

                      SUMMARY OF RIGHTS TO PURCHASE
              SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

      On December 16, 1997, the Board of Directors of Hannaford Bros. Co. (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of common stock, par value $0.75 per share (the "Common Stock"), of the Company. The distribution is payable to stockholders of record on the record date of February 4, 1998. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of preferred stock of the Company, designated as Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") at a price of $60 per one one-hundredth (1/100) of a share ("Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Continental Stock & Transfer Company, as Rights Agent (the "Rights Agent").

      As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

      Until the close of business on the tenth day following the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons ("Acquiring Person"), other than (A) the Company, (B) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, (C) any of the Sobey Parties provided that the Sobey Agreement (as defined in the Rights Agreement) is in effect and their ownership of shares of Voting Stock (as defined in the Rights Agreement) of the Company is in accordance with the terms of the Sobey Agreement, in which case the Sobey Parties shall constitute an Acquiring Person after the termination of the Sobey Agreement if thereafter they increase their aggregate percentage beneficial ownership of shares of Voting Stock by more than 1% of the Voting Stock of the Company then outstanding over the percentage of Voting Stock owned by them immediately prior to the termination of the Sobey Agreement (except if at the time immediately prior to the termination of the Sobey Agreement the Sobey Parties were not the owners of 20% or more of the shares of Voting Stock then outstanding, in which case the Sobey Parties will become an Acquiring Person upon the occurrence of such event), (D) any person whose ownership of 20% or more of the shares of Voting Stock then outstanding results from the purchase of shares from the Company or from a purchase arranged by the Company, in which case such Person shall constitute an Acquiring Person after any such purchase if it increases its percentage beneficial ownership of shares of Voting Stock of the Company by more than 1% of the Voting Stock of the Company then outstanding over the percentage beneficially owned by it immediately after giving effect to such purchase, except as the result of subsequent purchases from or arranged by the Company or (E) any person whose beneficial ownership of shares of Voting Stock of the Company is increased to 20% or more of the shares of Voting Stock then outstanding solely by reason of a repurchase or repurchases by the Company of, or an exchange offer or offers by the Company for, outstanding shares of Voting Stock of the Company, in which case such person shall constitute an Acquiring Person after any such repurchases or exchange offers if such person increases its percentage beneficial ownership of shares of Voting Stock by more than 1% of the Voting Stock of the Company then outstanding over the percentage beneficially owned by it immediately after giving effect to such repurchase or exchange offer, except as a result of any subsequent repurchases or exchange offers by the Company, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the shares of Voting Stock then outstanding or (ii) the commencement of, or public announcement of an intention to make, a tender or exchange offer (other than a tender or exchange offer by the Company, or any employee benefit plan of the Company or of any subsidiary of the Company) whose consummation would result in the ownership of 30% or more of the shares of Voting Stock then outstanding, even if no purchases actually occur pursuant to such offer (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of February 4, 1998, by such Common Stock certificate with a copy of this Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after February 4, 1998 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates outstanding as of February 4, 1998 with or without a copy of this Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on February 4, 2001, unless earlier redeemed by the Company as described below.

     The Series A Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. Series A Preferred Stock may not be issued except upon exercise of Rights. Each share of Series A Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $13.50 per share or 100 times the cash dividends declared on the Company's Common Stock. In addition, the Series A Preferred Stock is entitled to 100 times any non-cash dividends or other non-cash distributions (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Company, the holders of the Series A Preferred Stock will be entitled to receive a liquidation payment per share in an amount equal to the greater of $6,000 or 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are protected by antidilution provisions.

      The number of shares of Series A Preferred Stock issuable upon exercise of the Rights are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the Common Stock. The Purchase Price is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Common Stock.

      Unless the Rights are earlier redeemed, in the event that, after the Rights have become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of the Common Stock are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price. In addition, unless the Rights are earlier redeemed, in the event that the Company were to be the surviving corporation in a merger or other business combination with an Acquiring Person and the Common Stock remained outstanding (none of which shares were changed into or exchanged for other securities or assets), or in the event that an Acquiring Person engages in one of a number of other self-dealing transactions specified in the Rights Agreement, or in the event that any person (other than any person excluded from the definition of Acquiring Person) shall beneficially own 30% or more of the Company's Voting Stock, which shares shall be acquired through a transaction or series of transactions which shall not have been approved by a majority of the Independent Directors, the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of the Series A Preferred Stock having a market value at the time of the transaction equal to two times the Purchase Price.

      Fractions of shares of Series A Preferred Stock may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one-hundredth of a share.

      At any time on or prior to the close of business on the tenth day after a public announcement that a person has become an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors, since the Rights may be redeemed by the Company as described above. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to negotiate the terms of the acquisition with the Board of Directors. However, the Rights could have the effect of discouraging a third party from making a partial tender offer for the Company's voting stock, or otherwise attempting to obtain a substantial equity position in the Company.

    The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit 4.1 hereto.

 Item 2. Exhibits.

    4.1 Rights Agreement, dated as of December 16, 1997, between the Company and Continental Stock Transfer & Trust Company (including the form of Rights Certificate)


                                 SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       HANNAFORD BROS. CO.

                                       By: /s/ Charles H. Crockett
                                           ---------------------------
                                           Charles H. Crockett
                                           Assistant Secretary
 Date:  January 28, 1998

                                INDEX TO EXHIBITS


 EXHIBIT NO.   DESCRIPTION

    4.1 Rights Agreement, dated as of December 16, 1997, between the Company and Continental Stock Transfer & Trust Company (including the form of Rights Certificate)